UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER,

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SUBMISSION OF PRESENTATION ENTITLED, “TOWARDS THE NEXT STAGE 2.0”

On May 15, 2015, the registrant filed with the Tokyo Stock Exchange its presentation entitled, “Towards the Next Stage 2.0.”

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
	Name:	Yasutake Horinouchi
	Title:	Vice President
Investor Relations Office

Date: May 15, 2015

Towards the Next Stage 2.0

NTT

May 15, 2015

Re: “Towards the Next Stage 1.0” (1) NTT Establish the cornerstone of NTT’s global business operations as a pillar of growth Expand into the global market as a “challenger” Move into a new competitive stage through collaboration Begin new initiatives to work towards establishing a multifaceted competitive model based on “innovation and collaboration” as a “partner” that customers will continue to select Initial steps: “DOCOMO New Billing Plan” and “Hikari Collaboration Model” Launch new efforts to create high value-added services and business models, taking advantage of “2020” and “Vitalization of Local Economies” initiative -1- Copyright © 2015 Nippon Telegraph and Telephone Corporation.

Re: “Towards the Next Stage 1.0” (2) NTT Financial Targets (announced in November 2012) EPS Growth (vs. FY2011) At least 60% (by FY2015) Overseas Sales $20 billion (by FY2016) Percentage of Corporate Sales Represented by At least 50% (by FY2016) Overseas Sales Capex to Sales 15% (by FY2015) Cost Reductions At least 600 billion yen (in fixed-line/mobile access networks) (by FY2014) (compared to FY2011) Achieved (reduced by 650 billion yen) -2- Copyright © 2015 Nippon Telegraph and Telephone Corporation.

Basic Concept of “2.0” NTT Accelerate Self-Transformation towards a “Value Partner” and Embark on a Profit Growth Track Accelerate Profit Generation of “Global Cloud Services” Enhance Profitability of “Network Services” Develop new markets by further promoting B2B2X model Re-establish EPS Growth Goal (at least 700 yen* (by FY2017)) and update other financial targets * Does not take into account the stock split, with an effective date of July 1, 2015. -3- Copyright © 2015 Nippon Telegraph and Telephone Corporation.

New Financial Targets (FY2017) NTT EPS Growth At least 700 yen [Aiming for 1.4 trillion yen in consolidated profits] Overseas Sales/Operating Income* $22 billion / $1.5 billion Streamlining Capital Investment At least 200 billion yen (Domestic Network Business**) (compared to FY2014) Cost Reductions At least 600 billion yen (in fixed-line/mobile access networks) (compared to FY2014) * Operating Income excludes M&A-related temporary expenses, such as depreciation costs of intangible fixed assets. ** Excludes NTT Com’s data centers and certain other assets. -4- Copyright © 2015 Nippon Telegraph and Telephone Corporation.

EPS Growth NTT +62% Reach Target (Forecast) At least 700 yen 595 yen 474 yen 367 yen Profit Growth Share Buybacks FY2011 FY2014 FY2015 (Forecast) FY2017 (Target) -5- Copyright © 2015 Nippon Telegraph and Telephone Corporation.

Overseas Sales / Operating Income NTT M&A + Organic Growth Sales $20B Sales $22B Sales $15B More than a two-fold increase Operating income* $1.5B Operating Income* $0.7B FY2014 FY2016 (Target) FY2017 (Target) * Operating Income excludes M&A-related temporary expenses, such as depreciation costs of intangible fixed assets. -6- Copyright © 2015 Nippon Telegraph and Telephone Corporation.

Towards Creating Profit from Global Business Operations NTT Accelerate Efforts through Group wide Project Deliver Steady Growth of Sales Thorough Cost Optimization Strengthen Products/Services Optimize Services and Operations Strengthen consulting/industry-specific solutions Optimize NTT Group efficiency (cloud, security Create solutions that integrate services provided and IT outsourcing services) by a variety of companies Avoid duplication in new service investments Strengthen Sales/Marketing Efforts Reduce Procurement Costs Expand our global accounts Collaborate within NTT Group re: procurement Strengthen Group Governance and Risk Management Standardize and Improve Strengthen Financial/Operations Systems IT Infrastructure Set common accounting standards Facilitate transparency of information Bolster cash management re: Group management Enhance collaboration within NTT Group’s global subsidiaries -7- Copyright © 2015 Nippon Telegraph and Telephone Corporation.

Streamlining Capital Investment NTT Optimize Domestic Network Businesses Improve Capex to Sales 18.1% 14.9% 1,910 Reach Target (Forecast) billion yen Reduction of 1,700 billion yen 1,660 at least 200 billion yen billion yen billion 1,400 Capital yen (Consolidated Investment billion 1,200 (Domestic yen Businesses* Financials *) *) network FY2012 FY2014 FY2015 (Forecast) FY 2017 (Target) * Excludes real estate assets. ** Excludes NTT Com’s data centers and certain other assets. -8- Copyright © 2015 Nippon Telegraph and Telephone Corporation.

Optimize Domestic Network Businesses NTT Streamlining Capital Investment At least 200 billion yen (Domestic network business, compared to FY2014) Improve efficiency of facility use Reduce procurement costs Improve and optimize IT systems Cost Reductions At least 600 billion yen (in fixed-line/mobile networks, compared to FY2014) Review and reduce costs in order to improve user services Establish simple, highly efficient business operations in line with changes to our business model and environment -9- Copyright © 2015 Nippon Telegraph and Telephone Corporation.

For Sustainable Growth NTT Make good use of “2020” and the Government’s “Vitalization of Local Economies” initiative as opportunities to accelerate the migration to B2B2X Strengthen Collaboration Platform (security, loT, network virtualization, etc.) Promote partnerships with a wide range of business entities (transportation, tourism, energy, agriculture, etc.) through NTT Group’s cross-company projects Develop closer partnerships with local governments in order to create regional services utilizing ICT E.g., “Comprehensive Partnership Agreement” with Fukuoka City Create services that will become the standards of the next generation Create high value-added services and establish new business models through collaboration with partners (by taking on the role of “catalyst”) -10- Copyright © 2015 Nippon Telegraph and Telephone Corporation.

Mid-Term Agendas to be Addressed NTT Reconsider “Universal Services” and “General outlook on PSTN migration” (November 2, 2010) Consider Application of IFRS (International Financial Reporting Standards) (From Q1 of FY2018) -11- Copyright © 2015 Nippon Telegraph and Telephone Corporation.

Next Value Partner For Transformation of Business models and Lifestyle by Trusted Solutions of Global, Secure, End-to-end, and Full-line ICT services

Disclaimer NTT The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission. Copyright © 2015 Nippon Telegraph and Telephone Corporation. -13-